

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2015

<u>Via e-mail</u>
Aleksandr Chuiko
President
Karnet Capital Corp.
Lensoveta 42, apartment 48
Saint Petersburg, Russia 196143

> **Re:** **Karnet Capital Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 1, 2014**
> **File No. 333-197724**

Dear Mr. Chuiko:

We have reviewed your registration statement and have the following comments.

<u>Outside Front Cover Page of Prospectus</u>

1. Please revise throughout to reconcile the conflict between romanette (iiii), which refers to the sale of 10 million shares rather than 9 million shares and an offering period of 360 days rather than 365, and your disclosure elsewhere.

<u>Risk Factors, page 5</u>

<u>We operate in a highly competitive environment, and if we are unable to compete with … page 9</u>

2. Please revise to address the competitive conditions you are currently facing, here and in your Business section, rather than discussing what future competition may be. Please refer to comment 4 of our letter dated December 4, 2014.

<u>Management's Discussion and Analysis or Plan of Operation, page 15</u>

3. Please revise here, and elsewhere as appropriate, to clearly describe your relationship with Kalynka 25. Clarify whether Kalynka 25 is purchasing garburators from you, as indicated by your references to purchase orders from Kalynka 25, or whether it is selling them a consignment basis, as indicated in your supplemental response to comment 6 of our letter dated December 4, 2015. If Kalynka 25 is selling garburators for you on a consignment basis, please provide disclosure regarding how this deviates from the terms of your contract with Kalynka 25, which states that Kalynka 25 will pay for the "goods" when "the goods are received by" Kalynka 25. Please refer to comment 8 of our letter dated December 4, 2015.

4. Please clarify the status of the "second purchase order from Kalynka 25" that you refer to on page 15, including when it was received and whether you are filling it. We note that your supplemental response to comment 6 of our letter dated December 4, 2014 states that Kalynka 25 has merely discussed signing a purchase order for more garburators in the near future.

5. Please present your discussion organized by fiscal year and subsequent interim periods, and please provide a discussion of your cash flows. Please refer to Item 303(a) and Item 303(b) of Regulation S-K.

6. Please revise to provide a thorough description of the changes in your results of operations and developments in your business the periods discussed. It is unclear what your expenses to date have been for, when they were incurred or paid, or why you omit any discussion of the receipt of the $11,500 loan from your director that you disclose on page F-14.

Results of Operations, page 23

7. Please reconcile your disclosure here that you had cash of $1,263 on hand as of February 28, 2015 with your statement on page 3 and page F-10 that you had $7,725 on hand as of the same date. We note your statement on page F-6 that you had $1,263 in cash on hand as of May 31, 2014. Please also address your statement that you had cash on hand of $1,187 as of the date of this prospectus, which has apparently not changed since your previous filing.

Certain Relationships and Related Transactions, page 33

8. Please discuss the $11,500 that Mr. Chuiko has lent you. Please refer to comment 9 of our letter dated December 4, 2014.

Legal Matters, page 39

9. You state Mr. Olson will no longer be providing your legal opinion. However, we note that Mr. Olson has already provided you with a legal opinion. Please disclose, where appropriate, whether or not you must pay or have paid Mr. Olson for his opinion, and in what amount, and please provide corresponding disclosure for the Clark Corporate Law Group LLP.

Exhibit 5.1

10. You state on page 39 and in your supplemental response to comment 2 of our letter dated December 4, 2014, that you have engaged Clark Corporate Law Group LLP as your special securities counsel to provide your legal opinion. Please file Clark Corporate Law Group's legal opinion with your next amendment, and please advise us as to what

services Matthew McMurdo, Esq., the name that appears in the footer of your correspondence, is providing for you.

Exhibit 23.1

11. Your auditor's consent is dated April 1, 2014. Please have your auditor file a correctly dated consent.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Matthew McMurdo *(via e-mail)*